Justin Dearborn
Board Member
Greater Chicago Area

Experience

Gravystack
Chief Executive Officer
2022 - Present

Curio Digital Therapeutics Inc.
Board Member
December 2022 - Present (4 months)

Upfront Healthcare
Member Board Of Directors
August 2022 - Present (8 months)
Chicago, Illinois, United States

Exponential AI
Member Board Of Directors
July 2020 - Present (2 years 9 months)

Forest Capital Management, LLC
Member Board Of Directors
January 2020 - Present (3 years 3 months)
Los Angeles

PatientBond
Chief Executive Officer
January 2021 - August 2022 (1 year 8 months)

ICM Partners
Chief Operating Officer
February 2019 - October 2019 (9 months)
Greater Los Angeles Area

Tribune Publishing Company
CEO
February 2016 - January 2019 (3 years)

Merge Healthcare, an IBM Company
CEO
June 2008 - February 2016 (7 years 9 months)

Merrick Ventures
Managing Director
January 2007 - June 2008 (1 year 6 months)

Click Commerce
General Manager
1997 - 2006 (9 years)